

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

03 JUN 16 AM 7:21

Our Ref. : EC/FL/GS/CPP/102/02

BY AIRMAIL



03022701

5th June, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL

Attn : International Corporate Finance

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1601 in Hong Kong if you have any questions.

................./2

dlw 6/16

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated June, 5, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Announcement
   Date : 3rd June, 2003
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard Thursday, June 5, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

Announcement

The Directors of the Company report on the adverse impact of SARS-related and other factors affecting the Group's business activities and operating environment in Mainland China.

Shareholders and potential investors in the Company are advised to exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

Following the review of the recent business activities of and operating environment affecting C.P. Pokphand Co. Ltd. ("Company") and its subsidiaries and joint ventures in Mainland China (together the "Group"), the directors of the Company ("Directors") would like to draw the attention of the shareholders of the Company and the public to the following developments which may be material in their appraisal of the position of the Group:

1. The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories for automotives and property and investment holding. The outbreak of severe acute respiratory syndrome ("SARS") in part of Mainland China has had an adverse effect on the Group's agri-businesses operating across the country. The turnover of the Group's agri-business operations in the PRC accounted for approximately 91.8% of the total turnover of the Group for the year ended 31st December, 2002. The business-related travelling of our purchasing and sales staff, the movement of raw materials required for production and the delivery of the finished feeds, poultry and meat products of these businesses have been suffering interruption at some locations and sales have also been retarded due to lowered consumption. These adverse factors have complicated an already challenging operating environment due to the increased costs of the raw materials required for feed production since December 2002. As a result, these businesses are experiencing declining gross margins and the dividend stream emanating from these businesses to their holding companies and, ultimately, the Company has been curtailed.

   The severity of the overall impact of the SARS outbreak on the Group's business operation and its financial position cannot presently be accurately assessed as external factors such as how soon the SARS outbreak can be entirely brought under control in Mainland China will be decisive.

2. The Group's wholly-owned operation in Qingdao in Shandong province engaged in the production and sale of animal feeds, chickens and processed meat suffered a severe fire in April 2003 which resulted in the closure of its meat further processing plant. The net profit of such wholly-owned operation for the year ended 31st December, 2002 amounted to approximately RMB1.9 million. Based on presently available information, the Directors have assessed the total loss, after allowance for the proceeds estimated to be recoverable from insurance claims, to amount to some RMB26 million. The actual amount of such total loss will be reflected in the financial statements of the Group for the year ending 31st December, 2003. The Directors expect the production of the further processed meat to be resumed in full scale by the end of the first quarter in 2004.

3. Japan has since 12th May, 2003 re-introduced an import ban on poultry products from Mainland China. The ban was first introduced in June 2001 and was later lifted in August 2001. On 13th May, 2003, the Japanese authorities further announced that a short list of Mainland Chinese enterprises from which imports of processed poultry meat were allowed on a limited basis. Although one of the subsidiaries in the Group is on the list, the latest move by the Japanese authorities will adversely affect the Group's chicken meat export business, for which Japan has represented the primary market. For the year ended 31st December, 2002, approximately 3.6% of the Group's total sales was attributable to the sales of poultry products to the Japanese market.

The Company will keep its shareholders and the market informed on any material developments as and when required in accordance with the disclosure obligations under the Listing Rules.

Shareholders and potential investors in the Company are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 3rd June, 2003



C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Our Ref. : EC/FL/GS/CPP/102/02

BY AIRMAIL

5th June, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1601 in Hong Kong if you have any questions.

................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

Receipt acknowledged **by:-**

Name:
Date:

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl) (fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated June, 5, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Announcement
   Date : 3rd June, 2003
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited